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Confidential

February 25, 2025

Attention:

Ms. Valeria Franks

Mr. Adam Phippen

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc.
Registration Statement on Form F-4
CIK No. 0002028177

Dear Ms. Franks, Mr. Phippen, Ms. Beukenkamp and Ms. Peyser:

On behalf of our client, Youlife Group Inc., an exempted company incorporated in the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 11, 2025 on the Company’s Amendment No. 3 to Draft Registration Statement on Form F-4 submitted to the Commission on January 17, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately emailed you a courtesy copy of the Registration Statement marked to show changes to Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

austin   beijing   boston  BOULDER  brussels  hong kong   london  los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Amendment No. 3 to Draft Registration Statement on Form F-4
Dilution, page 23

1.	We reviewed your response and revised disclosure in response to prior comment 5. The revisions did not address the disclosure requirement of Item 1604(c) of Regulation S-K. The SPAC’s net tangible book value per share, as adjusted, should depict the net tangible assets per share that the SPAC will contribute to the post-combination entity. The pro forma amounts presented here do not satisfy the Item 1604(c) requirements. Please revise to present in a tabular form your calculations of the numerator and denominator used to arrive at the SPAC’s net tangible book value per share, as adjusted. The calculation of the numerator (SPAC’s net tangible book value, as adjusted) should begin with the SPAC’s historical net tangible book value as of the most recent balance sheet date, and include material adjustments, such as probable or consummated transactions and other effects from the de-SPAC transaction (e.g., all financing transactions, payment of deferred underwriting costs, payments of compensation to a SPAC sponsor, de-SPAC transaction costs, reclassifications from the trust account to cash, etc.), while excluding the de-SPAC transaction itself. The calculation of the denominator (total shares, as adjusted) should separately list each item (e.g., Founder Shares, Public Shares, Earnout Shares issued to Sponsor, shares issued upon conversions, other share adjustments, etc.), excluding the de-SPAC transaction itself, that is probable of occurring prior to or in conjunction with the de-SPAC transaction. Refer to Section II.D.3 of SEC Release No. 33-11265.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of the Registration Statement.

2.	Please tell us how you calculated the number of shares underlying Public Rights. In this regard, tell us if Public Rights are terminated upon redemption.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, in connection with its initial public offering, Distoken issued 6,900,000 Public Rights. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon the consummation of the initial business combination for a total of 690,000 ordinary shares. Accordingly, each issued and outstanding Public Right will automatically convert into one-tenth (1/10) of one Pubco Class A Ordinary Share upon consummation of the business combination (in the form of ADSs) for a total of 690,000 Pubco Class A Ordinary Shares. Pubco will not issue fractional shares in exchange for the Public Rights. The Public Rights terminate upon such conversion.

3.

Your disclosure on page 21 states that the maximum redemption scenario does not take into account the Minimum Cash Condition. The same disclosure is made on page 185 of your Unaudited Pro Forma Condensed Combined Financial Information. Please tell us why your calculations are appropriate considering under Item 1604(c) of Regulation S-K, redemption levels that are not possible should not be selected. Refer to Section II.D.3 of SEC Release No. 33-11265.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Youlife International Holdings Inc. currently intends to waive the Minimum Cash Condition if it is not met, and therefore the maximum redemption scenario assumes that the Minimum Cash Condition is not met but waived by Youlife. The Company has accordingly revised the disclosure on pages 21, 22, 45, 72, 120 and 190 of the Registration Statement.

Summary of the Proxy Statement/Prospectus

Permissions Required from the PRC Authorities for Youlife’s Operations, page 58

4.	We note your revisions in response to comment 2. Please revise this section, as you did the following section, to state whether any permission or approvals sought by you or your subsidiaries in connection with operating your business have been denied.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 93 and 94 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 184

5.	Please tell us why the pro forma financial information does not use Distoken’s financial information as of and for the nine months ended September 30, 2024.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the age of the pro forma financial information shall follow that of Youlife International Holdings Inc. or Youlife Group Inc., as the registrant, instead of Distoken. According to Section 6220.8 Age of Pro Formas in Cross-border Business Combinations of SEC’s Financial Reporting Manual, the age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. Accordingly, the age of the pro forma financial information included in the Registration Statement shall be based on the age of financial statements requirement applicable to the registrant, which is as of and for the six months ended June 30, 2024.

Youlife Group Inc. Consolidated Financial Statements

2. Summary of significant accounting policies, page F-104

6.	Please disclose your fiscal year end.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-105 of the Registration Statement on summary of significant accounting policies.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lidong Zhu, Chief Financial Officer, Youlife Group Inc.

Jian Zhang, Chairman and Chief Executive Officer, Distoken Acquisition Corporation

K. Ronnie Li, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP